May 23, 2014

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	W. John Cash,
Branch Chief

Re:	Alcoa Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 13, 2014
Response Letter Dated April 18, 2014
File No. 1-03610

Dear Mr. Cash:

On behalf of Alcoa Inc. (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 16, 2014 (the “Comment Letter”), relating to the Form 10-Q for the period ended March 31, 2014 (file no. 1-03610), filed by the Company on April 24, 2014. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2014

Consolidated Financial Statements

N. Derivatives and Other Financial Instruments, page 21

1.

We note your disclosure that in July 2012 you elected to modify the pricing for two existing power contracts in Australia. We note these contracts contained an LME-linked embedded derivative, which was previously not recorded due to an exception that existed for embedded derivatives that meet certain criteria. Based on your election to modify these contracts, we note the contracts were evaluated under derivative accounting as if they were new

W. John Cash

May 23, 2014

contracts which resulted in you recording a derivative asset and offsetting liability. To facilitate our understanding of your LME-linked power supply agreements, please tell us the nature of the terms that when altered or otherwise triggered, would result in derivative accounting for your agreements. In addition, please tell us if you have other material LME-linked power contracts that contain potential embedded derivatives that you have not recognized because you determined they meet certain criteria. If additional agreements exist, please more fully explain to us the nature and extent of these contracts and your basis for determining they meet certain criteria such that they are not required to be recorded in your financial statements.

Response: The Company advises the Staff the two contracts in question are electricity agreements for our two smelters in Australia. These contracts were originally executed in the mid-1980’s. The pricing mechanism in the contracts includes a component that is based on the London Metal Exchange (LME) price of aluminum. The LME-based pricing component represents an embedded derivative under Accounting Standards Codification (ASC) 815, Derivatives and Hedging, (ASC 815). However, since the contracts had been entered into prior to January 1, 1998, in accordance with the original transition provisions set forth in ASC 815, the Company was not required to bifurcate and account separately for the embedded derivatives in these two power agreements when the Company adopted ASC 815 effective January 1, 2001.

In July 2012, the non-LME pricing components of the contracts were substantially altered as a result of the carbon trading program adopted by the Australian federal government. These changes represented a significant modification to the power agreements, thereby requiring us to evaluate the agreements for derivative accounting as if they were new contracts entered into in July 2012. Accordingly, in the third quarter of 2012, the Company began accounting for the embedded derivatives in the two contracts in accordance with the requirements of ASC 815.

In addition to the two power contracts in Australia discussed above, there are three long-term power supply agreements related to smelting operations in Canada that contain LME-based embedded derivatives not subject to the requirements of ASC 815. All three contracts were entered into prior to January 1, 1998; as a result, the Company was not required to bifurcate and account separately for these embedded derivatives under ASC 815. These three contracts will expire at the end of 2014, and the Company is in the process of negotiating successor agreements. In the event those new agreements include LME-based embedded derivatives, the Company will account for such embedded derivatives in accordance with the requirements of ASC 815.

The Company hereby confirms to the Staff there are no other LME-linked embedded derivatives in any of our energy agreements to which we do not apply the requirements of ASC 815.

W. John Cash

May 23, 2014

*          *          *          *          *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (212) 836-2685 or Robert Collins, Vice President and Controller, at (412) 553-1772.

Sincerely,

/s/ William F. Oplinger

William F. Oplinger

Executive Vice President and Chief Financial Officer